Exhibit 99.1

Metalpha to Hold 2025 Annual General Meeting of Shareholders

(HONG KONG, Mar. 7, 2025) -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global wealth management company, announced today that it will hold the 2025 annual general meeting (the “AGM”) of shareholders of the Company at Suite 6703-04, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, People’s Republic of China on March 31, 2025 at 11:30 am (Hong Kong time), for the purposes of considering and, if thought fit, passing the proposed resolutions set forth in the notice of the AGM (the “AGM Notice”). Members of record of the Company’s ordinary shares, par value $0.0001 per share, registered on the Company’s Register of Members as of 5:00 p.m. on March 7, 2025 (Eastern time) are entitled to attend and vote at the AGM in person or by proxy.

The Company proposed to amend and restate the Company’s second amended and restated memorandum and articles of association by their deletion in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association (the “Amended M&A”). Following the adoption of the Amended M&A, the Company may send notice to its shareholders by publishing that notice in the Company’s website at www.metalpha.net/ and the SEC website at www.sec.gov. The Company will not send a notice to its shareholders and the shareholders are encouraged to proactively monitor the availability of all future corporate communications on the websites and access the corporate communications by themselves.

A copy of the AGM Notice posted to the Company’s website and a form of the voting proxy for the AGM is attached as Exhibit 99.2 and Exhibit 99.3, respectively, to the Current Report on Form 6-K furnished by the Company with the United States Securities and Exchange Commission today.

About Metalpha Technology Holding Limited

Metalpha Technology Holding Limited (Nasdaq: MATH), through its subsidiaries, is dedicated to providing digital asset-focused wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of digital asset-based wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Contact

Ethan Xiong - Metalpha PR representative

ethan.xiong@metalpha.finance